UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2021

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras signs contract to build seventh unit in Búzios

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Rio de Janeiro, May 10, 2021 - Petróleo Brasileiro S.A. – Petrobras informs that it signed a contract with Keppel Shipyard Limited to build the P-78, the seventh unit to be installed in the Búzios field, in the Santos Basin pre-salt area. With processing capacity of 180 thousand barrels of oil per day and 7.2 million cubic meters of gas per day, the platform is of the FPSO type, a floating unit that produces, stores, and transfers oil. It is scheduled for delivery in 2024.

The supply of the FPSO will result from the EPC (engineering, procurement and construction) contracting modality and from Petrobras' strategy of developing new projects for its own platforms, incorporating the lessons learned from the FPSOs already installed in the pre-salt, including contracting and construction aspects. The contract foresees compliance with the local content of 25%, with services to be executed in Brazil through partnership or subcontracting of national companies. The local content index is a requirement set in the public pre-qualification and committed to by the ANP for the Transfer of Rights surplus of the Búzios field.

The project foresees the interconnection of 13 wells to the FPSO, 6 of them producers and 7 injectors, through a subsea infrastructure composed of rigid production and injection pipelines and flexible service pipelines.

Búzios

The Búzios field, discovered in 2010, is the largest deep-water oil field in the world. It is a world-class asset, with substantial reserves, low risk, and low lifting cost. It should reach the end of the decade with daily production above 2 million barrels of oil equivalent per day, becoming the Petrobras asset with the highest production.

Currently, there are four units operating in Búzios, which account for more than 20% of Petrobras' total production. The fifth and sixth platforms (FPSOs Almirante Barroso and Almirante Tamandaré) are under construction, and the eighth and ninth units (FPSOs P-79 and P-80) are in the contracting process.

www.petrobras.com.br/ir

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investors Relations

email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. República do Chile, 65 – 1803 – 20031-912 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Trading Act of 1934, as amended (Trading Act) that reflect the expectations of the Company's officers. The terms: "anticipates", "believes", "expects", "predicts", "intends", "plans", "projects", "aims", "should," and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information included herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2021

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer